Exhibit 12.1

The historical ratios below were prepared on a consolidated basis using amounts calculated in accordance with U.S. GAAP, and, therefore, reflect all consolidated earnings and fixed charges.

The ratio of earnings to fixed charges was determined by dividing earnings available to cover fixed charges by total fixed charges. Earnings available to cover fixed charges consist of: (i) earnings from continuing operations before income tax provision and (ii) fixed charges, exclusive of capitalized interest. Total fixed charges consist of: (i) interest expense, which includes amortized premiums, discounts and capitalized expenses related to debt issuances, (ii) capitalized interest and (iii) an estimate of interest within rental expense. Earnings from discontinued operations related to the sale of Diversey Japan and related fixed charges have been excluded. As of the date of this Annual Report on Form 10-K, no shares of our preferred stock were issued and outstanding.

SEALED AIR CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in millions)	2016		2015		2014		2013		2012
Earnings (loss) available to cover fixed charges:
Earnings (loss) from continuing operations before income tax provision	$565.9		$425.9		$267.2		$180.2		$(1,884.4)
Total fixed charges	242.6		253.8		317.7		391.9		417.9
Amortization of capitalized interest	6.3		5.9		5.8		5.8		6.2
Capitalized interest	(11.0)		(5.4)		(6.2)		(4.9)		(5.5)
Earnings (loss) available to cover fixed charges	$803.8		$680.2		$584.5		$573.0		$(1,465.8)

Fixed charges:
Interest expense	$213.1		$227.7		$287.7		$361.0		$384.7
Capitalized interest	11.0		5.4		6.2		4.9		5.5
Interest component of rental expense(1)	18.5		20.7		23.8		26.0		27.7
Total fixed charges	$242.6		$253.8		$317.7		$391.9		$417.9

Ratio of earnings to fixed charges	3.3	x	2.7	x	1.8	x	1.5	x	*

(1)	The interest component of rental expense has been deemed to be approximately 33% of rental expense.
*	Loss did not cover fixed charges by $1,466 million in 2012 due to the pre-tax non-cash impairment charge of goodwill and other intangible assets of $1,892 million.